EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of March 29, 2022, there were 20,054,000 shares of common stock, and no shares of preferred stock, issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our Articles of Incorporation do not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. However, the current policy of our board of directors is to retain earnings, if any, for the operation and expansion of the Company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Articles of Incorporation authorize the issuance of up to 1,000,000 shares of preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors (commonly known as "blank check" preferred stock). The board of directors may, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholder and may assist management in impeding an unfriendly takeover or attempted changes in control.